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ANTE VUCIC

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COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
DIRECT DIAL: (212) 403-1117 DIRECT FAX: (212) 403-2117 E-MAIL: RCCHEN@WLRK.COM

December 8, 2016

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Varex Imaging Corporation

Amendment No.1 to Registration Statement on Form 10-12B

Filed October 11, 2016

File No. 001-37860

Dear Ms. Ravitz:

On behalf of our client, Varex Imaging Corporation (the “Company”), a Delaware corporation, we are providing the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 27, 2016, with respect to the Company’s Registration Statement on Form 10 (File No. 001-37860) (the “Registration Statement”).

Amanda Ravitz

December 8, 2016

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter and six copies of Amendment No. 2, marked to indicate changes from the version of the Registration Statement filed on October 11, 2016.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

Form 10

1.	We note your responses to prior comments 1, 8 and 11. Please be advised that we may have further comments after you provide the information and exhibits in a future amendment in response to those comments.

The Company respectfully acknowledges the Staff’s comment. With respect to prior comments 1 and 8, the Company respectfully advises the Staff that forms of the separation agreements and forms of governing documents for the Company have been filed as exhibits to Amendment No. 2. With respect to prior comment 11, the Company respectfully advises the Staff that the credit agreement described in the Description of Material Indebtedness has not yet been finalized. The Company also respectfully advises the Staff that it has determined that the supply agreement that the Company expects to enter into with Varian Medical Systems, Inc. upon completion of the separation would be an ordinary course supply arrangement and would not be material to the Company in accordance with Item 601 of Regulation S-K.

Exhibit 99.1

Reasons for the Separation, page 14

2.	We note your response to prior comment 4, however, your related revised disclosure does not appear to add any substantive disclosure as to why the Varian Medical board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the Information Statement has been revised on pages 16 and 132.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1117 or by email at RCChen@wlrk.com.

Amanda Ravitz

December 8, 2016

Very truly yours, /s/ Ronald C. Chen
Ronald C. Chen

cc:	John W. Kuo, Senior Vice President, General Counsel and Corporate Secretary, Varian Medical Systems, Inc.

Kimberley E. Honeysett, Vice President and Associate General Counsel, Chief Counsel,

Corporate Services, Varian Medical Systems, Inc.

David C. Karp, Wachtell, Lipton, Rosen & Katz